Contact

www.linkedin.com/in/eddilworth
(LinkedIn)

Top Skills

Digital Strategy
Integrated Marketing
Digital Marketing

Ed Dilworth

CEO at Social Context Labs
San Francisco, California, United States

Experience

lookyLOO
Chief Executive Officer
January 2022 - Present (1 year 4 months)
San Francisco, California, United States

Social Context Labs
CEO
April 2014 - Present (9 years 1 month)
San Francisco Bay Area

Conspiracy Media Group
CEO
2008 - Present (15 years)

NImblefish
CEO
2007 - 2008 (1 year)

campbell-ewald
chief contact officer
2004 - 2007 (3 years)

Kadium
President
2001 - 2004 (3 years)

Rockpile Interactive / Arnold
President
1996 - 2001 (5 years)

LVL Communications
President
1991 - 1996 (5 years)

Education

College of the Holy Cross

Brother Rice